Filed by Shift Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CarLotz, Inc.

Commission File No. 001-38818

Date: August 12, 2022

This filing relates to the proposed business combination pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 9, 2022, by and among Shift Technologies, Inc. (“Shift”), Shift Remarketing Operations, Inc., a direct wholly owned subsidiary of Shift, and CarLotz, Inc. (“CarLotz”). On August 10, 2022, Shift Chief Executive Officer George Arison conducted a television interview with the FOX Business Network on the national program “Varney and Co.” to discuss matters related to Shift’s business. The following is a transcript of that interview.

Shift Technologies, Inc.

Interview by George Arison, CEO

August 10, 2022, 9:53 a.m. ET

Participants

Stuart Varney - Varney & Co. Host

George Arison - Shift Technologies, Inc. Chief Executive Officer

Stuart Varney - Varney & Co. Host

Today’s inflation report reveals that used car prices went up 6.6 percent compared to a year ago, but used car prices were down month on month. George Arison is the CEO of Shift, a company which buys and sells used cars online. George, welcome to the program.

George Arison - Shift Technologies, Inc. Chief Executive Officer

Thanks for having me.

Stuart Varney - Varney & Co. Host

From these numbers that we saw today, 6.6 percent up over the past year, down a little in the past month. Does that imply that used car prices have finally peaked?

George Arison - Shift Technologies, Inc. Chief Executive Officer

I suspect not yet unfortunately. We still are seeing a lot of demand for cars, and prices are so high. But what we’re actually seeing is people moving downwards in the kinds of cars they want to buy, so people are buying older vehicles that are slightly cheaper. For example, at Shift, in Q1 we sold about 30 percent of what we call valued, 8+ year old cars. In Q3 I expect that number to be probably at least 50 percent higher and more than that in the value inventory. People still need the vehicle, but they’re actually moving downward in the kind of car they are purchasing.

Stuart Varney - Varney & Co. Host

One of the things we’re really interested in in this program is the market for electric vehicles. My question to you is, does anyone buy a used electric vehicle these days?

George Arison - Shift Technologies, Inc. Chief Executive Officer

Well, at Shift, we’ve always done really well with used cars that are electric or hybrid, and a high percentage of those being sold with us versus their national total. So from our perspective, the demand on those vehicles is really high. When the war in Ukraine started, demand for gas guzzlers definitely slowed because the prices were so high on gas, so that definitely shifted people more towards hybrid vehicles and electric cars. I suspect that’s going to continue for a long time.

Stuart Varney - Varney & Co. Host

Does the value of an electric car hold up? I was always told the battery is the big problem. If you’ve got to replace that, you’ve got to replace the car.

George Arison - Shift Technologies, Inc. Chief Executive Officer

Well, right now, value for all cars is holding, so it’s kind of hard to say if it’s specifically electric cars or in general. For example, Teslas hold their prices really well. Toyota hybrid cars are very popular, and we can sell those as much as we can get our hands on. So those are holding prices really well, as well.

Stuart Varney - Varney & Co. Host

We’re very interested in Tesla holding its prices very well. Congratulations, George. I know you’re going to step up to become the Board Chairman on September 1st, and you’re taking over CarLotz, another company. Thanks very much, George Arison. Good to see you.

George Arison - Shift Technologies, Inc. Chief Executive Officer

Thank you very much.

Stuart Varney - Varney & Co. Host

You got it.

* * *

Important Additional Information

In connection with the proposed transaction, Shift Technologies, Inc. (“Shift” or the “Company”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), that will include a joint proxy statement of Shift and CarLotz, Inc. (“CarLotz”), that also constitutes a prospectus of Shift (the “joint proxy statement/prospectus”). Security holders of Shift and CarLotz are urged to carefully read the entire registration statement and joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive joint proxy statement/prospectus will be sent to Shift’s shareholders and to CarLotz’s shareholders. Security holders will be able to obtain the registration statement and the joint proxy statement/prospectus from the SEC’s website or from Shift or CarLotz as described in the paragraph below.

The documents filed by Shift with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Shift by requesting them by mail at 290 Division Street, Suite 400, San Francisco, California 94103. The documents filed by CarLotz with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CarLotz by requesting them by mail at 3301 W. Moore St., Richmond, Virginia 23230.

Participants in the Solicitation

Shift, CarLotz and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of CarLotz is set forth in the definitive proxy statement for CarLotz’s 2022 annual meeting of stockholders, as previously filed with the SEC on April 29, 2022 and in CarLotz’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, as supplemented by CarLotz subsequent filings with the SEC. Information about the directors and executive officers of Shift and their ownership of Shift shares is set forth in the definitive proxy statement for Shift’s 2022 annual meeting of stockholders, as previously filed with the SEC on June 26, 2022. Free copies of these documents may be obtained as described in the paragraph above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Shift’s and CarLotz’s experience and results may differ materially from the experience and results anticipated in such statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of Shift or CarLotz for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Shift or CarLotz; (5) the ability of Shift and CarLotz to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Shift’s and CarLotz’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Shift’s and CarLotz’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Shift and CarLotz undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.